SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release Events

Investor Relations Meetings

In São Paulo:
November 22, 2005, at 8:30 a.m. (Brazilian Official Time)

In Rio de Janeiro:
November 25., at 8:30 a.m..
(Brazilian Official Time)

Brazilian Conference Call:
November 11, 2005,
at 7:00 a.m. US EST
(10:00 a.m. Brazil)

International Conference Call:
November 11, 2005,
at 9:00 a.m. US EST
(12:00 p.m. Brazil).

Further information is available on Braskem´s IR website at www.braskem.com.br/ir or by contacting our IR Team:

José Marcos Treiger
IRO
Tel: (+55 11) 3443 9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Tel: (+55 11) 3443 9744 luiz.valverde@braskem.com.br

Luciana Ferreira
IR Manager
Tel: (+55 11) 3443 9178

Year-to-date Net Income reaches R$681 million
Thermoplastic resins sales increased 18% in the quarter

São Paulo, November 9, 2005- BRASKEM S.A. (BOVESPA: BRKM5; NYSE:BAK; LATIBEX:XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today its results for the third quarter of 2005 (3Q05) and for the nine months ended September 30, 2005 (9M05).

Results are stated in accordance with the Brazilian Corporate Law, except that the results presented herein are not in accordance with CVM Instruction 247 as they exclude the effects of proportional consolidation. The comments in this release refer to the consolidated earnings with all comparisons being made with the same period in 2004, except where otherwise indicated. The consolidated balance sheet and income statements have been reviewed by independent auditors and also reflect the elimination of the effects of CVM Instruction 247 (i.e., only those investments under Braskem’s direct management are consolidated, and Braskem’s stakes in Politeno Indústria e Comércio S.A., COPESUL – Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S.A. are recognized through the equity accounting method). On September 30, 2005, the Brazilian Real/ U.S. dollar exchange rate was R$ 2.2222/US$ 1.00.

1. Highlights of the Quarter
  In the first nine months of 2005, the production of thermoplastic resins (PE, PP and PVC) grew by 10% compared to the same period in 2004, maintaining high capacity utilization rates. This performance confirms the Company’s operational excellence.
  Braskem has been accelerating the capture of productivity gains from “Braskem +”, its operational excellence and business competitiveness program, which should allow it to move forward the conclusion date of the program, originally scheduled for the end of 2007. Since the start of this program through September 2005, the Company has captured R$235 million in productivity gains, on an annual and recurring basis. This figure already exceeds the targets set for the end of 2005 by R$65 million.
  In 3Q05, total sales volumes of thermoplastic resins grew by 18% compared to the second quarter of 2005. This increase was concentrated in the domestic market, in which demand has increased since the beginning of September 2005T. Total sales volumes increased by 10% during 3Q05, led by polypropylene sales volumes, which increased by 14% during this period. During the 9M05, thermoplastic resin sales increased by 8% compared to 9M04.
  Exports achieved a record performance during the 9M05, reaching US$739 million, a 21% increase compared to the US$612 million recorded during the same period in 2004. This increase demonstrates Braskem’s strategic flexibility in the domestic and exports markets.
  When expressed in U.S. dollars, Braskem’s net revenue increased by 27% during the 9M05, totaling US$3.5 billion. When expressed in reais, Braskem’s net revenue increased by 6% during the same period, reaching R$8.8 billion.
  In mid-September 2005, the price for naphtha, our main raw material, reached US$600/ton, the highest price ever recorded. The average ARA (Amsterdam – Rotterdam - Antwerp) price of naphtha during the third quarter of 2005 was US$522/ton. This represented an 18% increase compared to the second quarter of 2005 and a 29% increase compared to 3Q04, when the average price was US$405/ton. During the 9M05, the ARA price of naphtha also increased by 29%.
  Although naphtha prices were 29% higher when expressed in U.S. dollars during the 9M05, Braskem’s EBITDA reached US$639 million in 9M05, a 1% increase compared to the same period in 2004. In reais, EBITDA reached R$1.6 billion, a 15% decrease compared to the R$1.9 billion recorded during the same period in 2004, proving the impact of the exchange rate trajectory on our results.

  When denominated in U.S. dollars and during the 9M05, Braskem’s net debt decreased by 4% during the 9M05, from US$1.5 billion as of December 31, 2005 to US$1.4 billion as of September 30, 2005. Braskem’s level of financial leverage, measured by the Net Debt/ EBITDA ratio, decreased by 10% from 1.52 as of December 31, 2004 to 1.37 as of September 30, 2005.
  Braskem’s net income reached R$48 million during the third quarter of 2005, compared to the R$496 million in net income recorded in the same period in 2004. During the nine–month period ended September 30, 2005, net income was R$681 million, representing an increase of R$477 million when compared to the R$204 million recorded during the same period in 2004.
  Braskem and Petroquisa created Petroquímica Paulínia S.A. on September 16, 2005, a joint venture which will be responsible for the operation of a modern and competitive polypropylene plant to be constructed in Paulínia, in the interior of the State of São Paulo. The creation of Petroquímica Paulínia represents an important stage in the establishment of a partnership between the two companies, as stated in an announcement released to the market on June 22, 2005.
  On September 29, Petroquisa designated assets to be transferred to Braskem in connection with the exercise of Petroquisa’s option to increase its ownership interest in Braskem’s voting share capital from 10% to up to 30%. The final decision as to whether Petroquisa will exercise its option will be made by March 31, 2006, which will provide adequate time for the valuation process of the assets to be completed. The designated assets consist of: 15.6% of the total capital of Copesul – Companhia Petroquímica do Sul; 85% of the total capital of Petroquímica Triunfo S.A. and 40% of the total capital of Petroquímica Paulínia S.A. The transfer of these assets to Braskem, if effective, should generate gains in respect of scale and costs, as well as capture synergies.
  Braskem launched a new business competitiveness program, “Fórmula Braskem,” which involves the implementation of a new integrated management system that should simplify Braskem’s business processes over the next few years.
  Braskem became the first Brazilian petrochemical company to file a patent relating to nanotechnology. The patent is in respect to the development of a process for the production of polypropylene enriched with nanocomposites, which provide superior physical characteristics to products, such as rigidity, brightness and impact resistance. Thus, Braskem now has 130 registered patents in Brazil and abroad, confirming its leadership in the development of processes, products and applications in the Brazilian petrochemical sector.
  On September 14, 2005, CADE, the Administrative Council for Economic Defense, unanimously approved the transactions that gave rise to the creation of Braskem and did not impose any restrictions on Braskem.
  Braskem was ranked amongst “The Best Companies to Work For – 2005 Edition” by the magazines Exame and Você S/A. The personal and professional valuing of its employees has formed a part of Braskem’s public commitment entered into by the Company upon its creation and has allowed for the consolidation of a strong business culture in only three years.
  On September 6, 2005, Braskem held for the first time the Braskem Day at the New York Stock Exchange, bringing together analysts, investors and the Management of the Company. On November 14, 2005, Braskem will also participate in Brazil Day in New York and shortly thereafter in the 7th Latibex Foro, which will take place on November 16-18, 2005 in Madrid, Spain.

2. Operating Performance

Braskem maintained high capacity utilization rates, with capacity utilization rates for PP production of 97%, PE production of 96% and PVC production of 95%. These high capacity utilization rates confirm the operational excellence achieved by Braskem, as shown by improvements in the operational reliability of its plants and the efficient utilization of new production capacity added throughout 2004.

*Includes additional production capacity of 100,000 tons/year added as of July 2004. From 2006 onward, an additional 30,000 tons will be added to this capacity.

Consequently, Braskem recorded increases in its production volumes of thermoplastic resins of 4% during the 3Q05 and 10% during the 9M05. However, there was a decrease in production at the Basic Petrochemicals Business Unit due to operating problems experienced by some of Braskem’s propylene customers, which reduced the capacity utilization rate and thus the production of ethylene, propylene and their derivatives.

Production Volume - tons	3Q05	2Q05	3Q04	Var. %	Var. %	9M05	9M04	Var. %
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene	200,445	191,839	195,764	4	2	587,466	542,192	8
. PP - Polypropylene	136,308	135,639	123,359	0	10	395,923	342,253	16
. Total (PE´s + PP)	336,752	327,478	319,123	3	6	983,389	884,445	11

Vinyls Unit
. PVC - Polyvinyl Chloride	113,671	112,723	113,029	1	1	339,870	316,082	8
. Caustic Soda	111,983	112,749	122,526	(1)	(9)	349,889	339,340	3

Basic Petrochemicals Unit
. Ethylene	285,214	295,188	303,557	(3)	(6)	876,081	811,157	8
. Propylene	142,345	138,134	149,379	3	(5)	419,042	398,058	5

Business Development Unit
. PET	19,465	12,353	17,376	58	12	49,471	53,636	(8)
. Caprolactam	14,031	14,897	13,913	(6)	1	42,222	38,600	9

Total sales volumes of Braskem’s main products increased by 6% during the 3Q05 compared to the second quarter of 2005, positively impacted by domestic sales. Thermoplastic resins domestic sales increased by 22% during the 3Q05 compared to the second quarter of 2005, in line with the increase in the size of the Brazilian market during the same period. Compared to the third quarter of 2004, there was a 2% increase in sales volumes, primarily due to higher sales of polypropylene.

Sales Volume - tons	3Q05	2Q05	3Q04	Var. %	Var. %	9M05	9M04	Var. %
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene	210,145	179,580	194,529	17	8	593,560	539,161	10
. PP - Polypropylene	148,871	116,900	130,085	27	14	396,339	354,472	12
. Total (PE´s + PP)	359,016	296,480	324,614	21	11	989,898	893,632	11

Vinyls Unit
. PVC - Polyvinyl Chloride	127,050	114,751	115,665	11	10	337,377	332,147	2
. Caustic Soda	115,583	108,829	116,041	6	0	343,550	331,038	4

Basic Petrochemical Unit
. Ethylene*	291,418	297,047	305,214	(2)	(5)	879,433	804,000	9
. Propylene*	128,304	151,071	145,676	(15)	(12)	416,117	398,035	5

Business Development Unit
. PET	22,651	10,836	17,482	109	30	49,602	55,490	(11)
. Caprolactam	11,953	15,124	14,009	(21)	(15)	40,605	38,610	5

*Includes sales/transfers of ethylene and propylene (tons) to Braskem’s other Business Units.

The Polyolefins Business Unit recorded a 6% production increase in the third quarter of 2005 compared to the same period in 2004, and a 3% increase as compared to the second quarter of 2005.

As a result of the production capacity increases implemented at the end of 2004, during the 3Q05, sales volumes of PE and PP by the Polyolefins Business Unit increased by 11% compared to the same period in 2004. This increase in PE and PP sales volumes during the 3Q05 was primarily driven by domestic market sales, which increased by 23% compared to the same period in 2004. During the 9M05, sales volumes of PE and PP also increased by 11% compared to the same period in 2004. It is worth noting the important role of exports, which increased by 70% during the 9M05.

In the Vinyls Business Unit, the highlight was PVC capacity utilization rates, which have remained above 95% since early 2005.

PVC sales increased by 11% during the 3Q05 compared to the second quarter of 2005 and increased by 10% compared to the same period in 2004. A trend of higher domestic sales volumes of PVC was noted during September 2005, which could indicate a recovery in the civil construction sector that had shown weak performance until then.

The Basic Petrochemicals Unit recorded capacity utilization rates of 91% during the 9M05, in line with the capacity utilization rates recorded during the same period in 2004. The capacity utilization rates during the 3Q05, however, decreased compared to the second quarter of 2005 for the reasons explained before.

In relation to the Unit’s commercial performance, there was, consequently, a reduction in sales volumes of olefins, especially of propylene, which decreased by 15% compared to the second quarter of 2005, and by 12% compared to the third quarter of 2004.

The Business Development Unit recorded a 109% increase in PET sales during the 3Q05, compared to the second quarter of 2005 (during which, demand was considerably lower than the average for the period), and a 30% increase compared to the third quarter of 2004. During the 9M05, PET sales decreased by 11% compared to the same period in 2004, due to decreased demand observed during the first half of 2005.

3. Braskem Management Systems

3.1 Business Competitiveness:

Braskem continues the implementation of its operational excellence and business competitiveness program, called “Braskem +.” The implementation teams for this important program, designed to increase business competitiveness and productivity levels, continued to achieve higher results than those initially estimated for the 3Q05. By September 2005, Braskem had already captured, on an annual and recurring basis, R$235 million in productivity gains, outperforming the estimated R$170 million planned to be captured by December, 2005. In terms of the amount of productivity gains expected to be captured by September 30, 2005, the actual results outperformed the projections by 48%.

3.2 Fórmula Braskem

Braskem has launched a new project to implement an integrated management system, “Fórmula Braskem”. This program will define the methodologies and tools that will drive the Company’s growth over the next few years, through a restructuring of its processes. The development of a new integrated management system is consistent with Braskem’s value creation strategy, as it is expected to generate efficiency and productivity gains. Its adoption will also facilitate the monitoring of compliance with the Sarbanes-Oxley Act and rules promulgated thereunder, which is consistent with Braskem’s commitment to transparent management and corporate governance.

The decision to adopt the SAP technology took into account the fact that Braskem will be a key global partner with its supplier, which is the world leader in the sector. This status will grant Braskem access to the best practices adopted by the international petrochemical industry in management systems. Braskem plans to invest approximately R$130 million in this project, with a net present value estimated at R$260 million.

4. Financial and Economic Performance

4.1. Net Revenue

Braskem’s sales policy is designed to align permanently domestic prices for its products with those prevailing in the international markets. Consistent with this policy, the Company adjusted its service margins to market reality during the 3Q05, with an approximate 11% reduction in its average prices, in reais, compared to prices during the second quarter of 2005. As of September 2005, Braskem’s price levels were already approximately 6% higher than in June 2005, when expressed in U.S. dollars. During the 9M05, the Company’s thermoplastic resin prices were 22% higher than the same in 2004, when expressed in U.S. dollars.

Braskem’s net revenue during the 3Q05 was R$2.8 billion, 17% lower than the R$3.4 billion recorded during the same period in 2004. This decrease in net revenue is due to the price alignment mentioned above, as well as to the effects of the exchange rate variation (average exchange rate of R$2.343 during the 3Q05 compared to R$2.978 during the same period in 2004) in the translation of U.S. dollar prices into reais. During the 9M05, Braskem’s net revenue reached R$8.8 billion, a 6% increase compared to the same period of 2004.

4.1.1 Exports

Braskem maintains long-term commercial relationships with strategic international clients in attractive markets. The Company has been developing new commercial practices that aim at establishing a direct relationship with a larger number of end clients abroad. Towards this end, Braskem has been seeking closer ties to these clients and has used specialized traders. As part of this strategy, the Company intends to establish a subsidiary in Argentina in order to perform direct sales to its client in the region.

Due to better domestic market performance and to the 5.5% appreciation of the real against the U.S. dollar, Braskem’s net export revenue totaled US$230 million during the 3Q05, 7% lower than net export revenue during the second quarter of 2005. Braskem continues exporting approximately 19% of its net revenue in 3Q05; it is worth pointing out that exports to South America, with lower logistics costs compared to other destinations, increased from 15% during the third quarter of 2005 to 19% during the 3Q05.

4.2. Cost of Goods Sold (COGS)

During the third quarter of 2005, Braskem’s cost of goods sold (COGS) totaled R$2,398 million, which represented an increase of 6% compared to the second quarter of 2005, and an 8% decrease compared to the third quarter of 2004. COGS increased by 11% during the 9M05, compared to the same period in 2004. This increase was primarily due to a rise in raw material costs. The average price of naphtha ARA (Amsterdam – Rotterdam - Antwerp) was US$522/ton during 3Q05, which represented a 29% increase compared to US$405/ton recorded during the same period in 2004. During the 9M05, the average ARA price of naphtha also increased by 29% compared to the same period in 2004. It is worth pointing out that in mid-September 2005, naphtha ARA reached US$600/ton, the highest price ever recorded. The 5.5% appreciation in the value of the real against the U.S. dollar during the 9M05 substantially offset such price increase. In respect to ethylene and propylene acquired from Copesul, the increase in costs during the 3Q05 was 7%, or R$26 million, compared with the second quarter of 2005, due to the effect of the increase in naphtha on the pricing formula of these products, which are set based on the margin sharing system.

During the third quarter of 2005 (and the second quarter of 2005), Braskem acquired approximately 1.1 million tons of naphtha, out of which 828 thousand tons (75%) were acquired in the domestic market. The remaining 272 thousand tons (25%) were imported directly by the Company, primarily from countries in North Africa and the Middle East.

Depreciation and amortization expenses during the third quarter of 2005 totaled R$102 million, a 3% increase compared to the R$99 million recorded during the same period in 2004. This increase was due primarily to investments in capacity increases undertaken in 2004.

4.3. Selling, General and Administrative Expenses (SG&A)

Braskem’s SG&A expenses totaled R$169 million during the third quarter of 2005, in line with the second quarter of 2005. During the 9M05, SG&A totaled R$514 million, compared to R$365 million during the same period of 2004. The increase in SG&A expenses during the 9M05 derives from increased selling expenses due to higher sales volume, increased personnel expenses due to annual salary adjustments made during the second half of 2004 and an increase in the provision for Profit Sharing.

4.4. Depreciation and Amortization Expenses

Depreciation and amortization expenses totaled R$75 million during the third quarter of 2005, a 10% decrease compared to the R$85 million recorded during the same period in 2004, and R$23 million lower than 2Q05, as a consequence of the full amortization of expenses related to structured finance transactions undertaken during this period.

During the 9M05, these expenses reached R$270 million, representing an increase of R$30 million compared to the same period in 2004, also as a result of the full amortization of the above-mentioned expenses.

4.5. EBITDA

Braskem’s EBITDA reached R$353 million during the third quarter of 2005, R$744 million lower than EBITDA recorded during the same period in 2004. When expressed in U.S dollars, Braskem’s EBITDA reached US$150 million during the third quarter of 2005 compared to the US$250 million recorded during the same period in 2004. These decreases are primarily the result of an increase in naphtha prices and the impact of the appreciation of the real on the Company’s revenue and costs.

Compared to the second quarter of 2005, EBITDA in US dollars was 35% lower, reflecting the increase in naphtha prices, the alignment of domestic market prices to the reality of international prices and the appreciation of the real.

During the 9M05, EBITDA expressed in U.S. dollars increased by 1%, despite the 29% increase in the price of naphtha. Braskem’s results of operations, when expressed in U.S. dollars, provide a more accurate measure of the Company’s performance, as the Company’s revenue is linked to the U.S. dollar to the extent that its domestic prices are aligned with international market prices and as approximately 80% of the Company’s costs are linked to the U.S. dollar.

4.6. Investments in Subsidiaries and Associated Companies

Excluding the effects of the amortization of goodwill primarily arising from investments in Copesul, Politeno and Petroflex, Braskem recorded net income of R$43 million from its investments in subsidiaries and associated companies during the third quarter of 2005, compared to R$87 million recorded during the same period in 2004. This decrease reflects the lower results recorded by its subsidiaries, as a consequence of an imbalance between prices for raw material and prices for their final products. During the 9M05, net income from Braskem’s investments in subsidiaries and associated companies totaled R$198 million, a 13% increase compared to the same period in 2004 (excluding the same effects as above). During the 3Q05, the results of Braskem’s principal affiliated companies, Copesul, Politeno and Petroflex, taking into consideration its percentage interest in these companies as of September 30, 2005 (29.5%, 34% and 20%, respectively), totaled R$42 million compared to R$74 million recorded during the same period in 2004.

3Q05 Equity results from Petroflex include only July and August.

The principal indicators of the results of these companies are shown in the table below:

(R$ thousand)
Investments in Subsidiaries and	3Q05	2Q05	3Q04	9M05	9M04
Affiliated Companies

Subsidaries - Equity Method	543	1,561	2,962	(2,992)	3,373
Affiliated Companies - Equity Method	41,874	59,068	74,496	189,796	175,712
. Copesul	37,212	43,603	54,538	144,738	127,102
. Politeno	5,364	7,711	15,222	26,187	34,188
. Others	702	7,753	4,736	18,871	14,422
Exchange Variation	908	17,276	8,420	12,549	(6,207)
Others	(68)	(1,263)	1,275	(869)	2,942
Subtotal (before amortization)	43,258	76,642	87,154	198,485	175,820
Goodwill Amortization	(38,144)	(38,211)	(38,174)	(114,279)	(114,545)

TOTAL	5,114	38,431	48,979	84,207	61,275

Main Subsidiaries - 3Q05	Copesul	Politeno
R$ million
Net Revenue	1,423	289
EBITDA	245	23
EBITDA Margin (%)	17	8
Net Profit (Loss)	129	12

4.7. Net Financial Result

Excluding the effects of monetary and exchange rate variations, Braskem’s net financial result during the third quarter of 2005 was an expense of R$151 million, representing a 27% decrease compared to an expense of R$207 million recorded during the same period of 2004. During the 9M05, Braskem’s net financial result was an expense of R$497 million, a 25% decrease compared to the same period in 2004.

The improved net financial result is mainly observed in the provision for interest expenses, reflecting an effective reduction in the amount of consolidated debt, denominated in reais, particularly in respect to more costly debt agreements, which resulted in the reduction of the Company’s cost of capital. Financial expenses related to interest and obligations to vendors decreased significantly, from R$146 million during the third quarter of 2004 to R$108 million during the third quarter of 2005.

The exchange rate variations during the third quarter of 2005 was R$92 million compared to R$368 million during the second quarter of 2005, primarily due to the lower net exposure to exchange rate variations and the lower rate of appreciation of the real during the 3Q05: 5.5% in 3Q05 compared to 11.8% in the second quarter of 2005.

There has also been a significant improvement in terms of the interest coverage ratio, as the EBITDA/Interest Expense ratio increased from 3.7 times in 2004 to 5.8 times during the 9M05. The slight reduction in this ratio to 5.6 times during the first half of 2005 is due to the reduction in EBITDA during the 3Q05, as explained above.

(R$ million)
	3Q05	2Q05	3Q04	9M05	9M04
Financial Expenses	(8)	350	150	58	(1,069)
Interest / Vendor	(104)	(108)	(146)	(335)	(496)
Monetary Restatement	(59)	(66)	(113)	(178)	(323)
F/X on Liabilities	241	604	502	820	8
CPMF/IOF/Income Tax/Banking Expe	(25)	(27)	(33)	(77)	(100)
Other	(61)	(53)	(58)	(173)	(158)
Financial Revenue	(108)	(213)	(185)	(281)	(52)
Interest	39	20	31	87	87
Monetary Restatement	2	3	2	9	13
F/X on Assets	(149)	(236)	(218)	(377)	(151)

Net Financial Result	(116)	137	(35)	(223)	(1,121)

(R$ million)
	3Q05	2Q05	3Q04	9M05	9M04

Net Financial Result	(116)	137	(35)	(223)	(1,121)

Foreign Exchange Gain Variation (F/X)	92	368	284	443	(144)
Monetary Restatement (MR)	(57)	(64)	(111)	(169)	(310)

Financial Result less F/X and MR	(151)	(168)	(207)	(497)	(667)

4.8. Net Income

Braskem recorded net income of R$48 million during the third quarter of 2005, compared to net income of R$496 million recorded during the same period in 2004, and R$428 million observed during the second quarter of 2005. This result reflects the points mentioned above. For the first nine months of 2005, net income reached R$ 681 million, a 234% increase compared to the R$ 204 million recorded during the same period in 2004.

4.9. Free Cash Flow

Consistent with its good operating performance and strong cash generation from operations, Braskem’s free cash flow reached R$ 801 millions during the 9M05, a 38% increase compared to the R$579 million generated during the same period in 2004.

In the 3Q05, Braskem amortized R$ 492 million in amounts due to suppliers of imported naphtha, impactiing its operating cash flow. These payments are reflected in the net variation in the account Suppliers, between the second and third quarters of 2005, in the amount of R$ 280 million.

R$ million	3Q05	2Q05	3Q04	9M04	9M05

Operating Cash flow	77	804	818	1,739	1,650

Interest Paid	(101)	(89)	(189)	(513)	(219)
Investment Activities	(314)	(193)	(185)	(647)	(630)

Free Cash Flow	(339)	522	443	579	801

Taxes Paid	(15)	-	(6)	(9)	(30)

4.10 – Capital Structure and Liquidity

Braskem has been prioritizing the reduction of its cost of capital and the extension of its average debt maturity. Therefore, Braskem has managed to increase the average maturity of its debt to 9.8 years and to reduce its cost of capital to approximately US$+ 6% p.a., while still maintaining high levels of cash and cash equivalents, in order to provide greater operational, financial and strategic flexibility. Braskem’s net cash balance decreased by R$ 877 million during the 3Q05 compared to the second quarter of 2005, due to the high level of amortizations and investments made during the 3Q05.

Braskem’s net debt at the end of the third quarter of 2005 was R$3,115 million, which represented a decrease of 20% when compared to the end of 2004 (R$3,868 million) and of 35% when compared to the same period in 2004 (R$4,759 million). When expressed in U.S. dollars, Braskem’s net debt decreased by 4%, from US$1.5 billion as of December 31, 2004, to US$ 1.4 billion as of September 30, 2005.

Braskem’s level of financial leverage, measured by the Net Debt/EBITDA ratio, decreased by 10% during the 9M05, from 1.52 as of December 31, 2004 to 1.37 as of September 30, 2005.

The graph below shows Braskem’s amortization schedule at the end of the third quarter of 2005:

Additionally, the debt profile by category and index is shown below:

5. Capital Expenditures

From January to September 2005, Braskem invested R$428 million in important programs to increase its production capacity, to achieve productivity and efficiency gains, to upgrade technology and to invest in the Health, Safety and Environmental areas. The capacity increases (through debottlenecking) were focused on PE and PVC production. Regarding PE production capacity, 30,000 tons of capacity was added during September 2005, and 30,000 tons in additional production capacity are expected to be added by the first quarter of 2006. Through the end of the 3Q05, Braskem has invested a total of R$ 9 million in these two PE projects. In respect of PVC, 50,000 tons of additional production capacity are expected to be effective as of November 2005, and the amount invested on this project through September 2005 totaled R$ 65 million. This total investment of R$ 74 million is included in the total amount detailed above.

This total amount also includes the first disbursement of R$ 8 million for a project to build a modern and competitive new plant in Paulínia – in the State of São Paulo - that will produce and sell polypropylene in partnership with Petroquisa, as announced on June 22, 2005. .

In addition, deferred expenses incurred during planned maintenance stoppages amounted to R$90 million. The total amount to be invested through the end of 2005 is estimated at R$ 600 million.

6. Capital Markets and Investor Relations

In September 2005, Braskem (BRKM5) reached 10th place in Bovespa’s four-month theoretical portfolio, increasing from 1.3% to 2.7% of this index, more than doubling its share in one year. Braskem is also included in the IBrX-50 index, with a 1.1% share, and in the IGC (Corporate Governance Index), with a 1.7% share. The Company also more than doubled its number of total investors since its creation, from 4,922 in August 2002, to 15,770 investors in September 2005.

The table below shows the performance of Braskem’s securities during the periods presented:

Stock Performance - BRKM5	09/30/04	12/31/04	03/31/05	06/30/05	09/30/05
Closing Price (R$ per thousand shares)	23.40	32.94	27.07	19.55	22.99
Return in the Quarter (%)	68.5	40.8	(17.8)	(27.8)	17.6
Accumulated Return (%)*	765	1,118	901	623	750
Bovespa Index Accumulated Return (%)*	106	132	136	122	180
Average Daily Trading Volume (R$ thousand)	16,016	21,618	30,078	23,262	31,059
Market Capitalization (R$ million)	8,426	11,925	9,802	7,078	8,324
Market Capitalization (US$ million)	2,948	4,493	3,676	3,011	3,746
ADR Performance - BAK	09/30/04	12/31/04	03/31/05	06/30/05	09/30/05
Closing Price (R$ per ADR)	16.54	25.48	20.25	16.78	20.72
Return in the Quarter (%)	79.2	53.1	(20.5)	(17.1)	23.5
Accumulated Return (%)*	902	1,444	1,127	917	1,156
Average Daily Trading Volume (US$ thousand)	1,711	3,646	5,221	3,826	4,934
Other Information	09/30/04	12/31/04	03/31/05	06/30/05	09/30/05
Total Number of Shares (million)	362,579	362,543	362,524	362,524	362,524

. Common Shares (ON) - BRKM3	120,860	120,860	120,860	120,860	120,860

. Preferred Shares Class "A" (PNA) - BRKM5	240,805	240,840	240,860	240,860	240,860

. Preferred Shares Class "B" (PNB)	914	843	803	803	803

(-) Shares in Treasury (PNA) - BRKM5	(2,488)	(467)	(467)	(467)	(467)

= Total Number of Shares (ex Treasury)	360,092	362,076	362,056	362,056	362,056

ADR (American Depositary Receipt )

* Accumulated return since the market closing on December 30, 2002.		1 ADR = 2 shares BRKM5

Source: Economática/Braskem

By the end of October 2005, Braskem’s ADR program achieved an important milestone, as its trading volume at the New York Stock Exchange (NYSE) reached US$1 billion, consolidating its position as one of the top 20 Brazilian ADR programs listed at the NYSE in terms of liquidity in 2005.

7. Recent Events

At the beginnning of November, Standard&Poor’s (S&P) reviewed Braskem’s ratings within its ‘Global Scale - foreign currency’ and its ‘National Scale for Brazil’. At the ‘Global Scale - foreign currency’, the Company moved up to BB from a BB- rating, placing itself one notch above the rating for the Brazil Federative Republic, which remains BB-. At the ‘National Scale for Brazil’, the change was from a rating of ‘brAA- stable outlook’ to ‘positive outlook’, based on positive estimates to Braskem, in the medium term, regarding its capital structure, liquidity and resilience to the petrochemical cycle.

8. List of Exhibits

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of approximately 5.8 million tons of petrochemical products .

x x x

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

     EXHIBIT I

Braskem S.A.
Consolidated Income Statement(1)
(R$ million)

	3Q05	2Q05	3Q04	Var. (%)	Var (%)	9M05	9M04	Var.(%)
Income Statement	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(C)	(D)	(C)/(D)

Gross revenue	3,680	3,788	4,335	(3)	(15)	11,464	10,595	8
Net revenue	2,798	2,885	3,362	(3)	(17)	8,759	8,246	6
Cost of goods sold	(2,398)	(2,264)	(2,599)	6	(8)	(6,982)	(6,297)	11
Gross profit	400	621	764	(36)	(48)	1,777	1,949	(9)
Selling expenses	(56)	(61)	(49)	(7)	15	(175)	(147)	19
General and Administrative expenses	(113)	(116)	(75)	(3)	49	(339)	(218)	56
Depreciation and amortization	(75)	(98)	(85)	(23)	(12)	(270)	(240)	12
Other operating income (expenses)	19	12	5	60	288	38	32	18
Investments in Affiliated Companies	5	38	49	(87)	(90)	84	61	37
.Equity Result	43	77	87	(44)	(50)	198	176	13
.Amortization of goodwill/negative goodwill	(38)	(38)	(38)	0	0	(114)	(115)	0
Operating profit before financial result	180	397	608	(55)	(70)	1,116	1,437	(22)
Net operating result	(116)	137	(35)	-	231	(223)	(1,121)	(80)
Operating profit (loss)	65	533	573	(88)	(89)	893	316	183
Other non-operating revenue (expenses)	0	(4)	(2)	-	-	(17)	(3)	415
Profit (loss) before income tax and social contribution	65	530	571	(88)	(89)	876	313	180
Income tax / social contribution	(18)	(105)	(70)	(83)	(75)	(194)	(91)	113
Profit (loss) before minority interest	47	425	501	(89)	(91)	682	222	208
Minority Interest	0	3	(5)	-	-	(1)	(17)	(96)
Net profit (loss)	48	428	496	(89)	(90)	681	204	233

EBITDA	353	570	744	(38)	(53)	1,610	1,888	(15)
EBITDA Margin	12.6%	19.8%	22.1%	-7.2 p.p.	-9.5 p.p.	18.4%	22.9%	-4.5 p.p.
-Depreciacion and Amortization	177	212	184	(16)	(4)	579	513	13
. Cost	102	114	99	(10)	3	309	272	14
. Expense	75	98	85	(23)	(12)	270	240	12

1-Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT II

Braskem S.A.
Consolidated Balance Sheet(1)
(R$ million)

ASSETS	09/30/2005	06/30/2005	Var. (%)
	(A)	(B)	(A)/(B)

Current Assets	5,238	5,949	(12)
. Cash and Cash Equivalents	1,940	2,820	(31)
. Account Receivable	1,440	1,297	11
. Inventories	1,377	1,367	1
. Recoverable Taxes	366	322	14
. Dividends/Interest attribut.to Shareholders' Equity	0	0	-
. Next Fiscal Year Expenses	20	33	(40)
. Prepaid Expenses	0	0	-
. Others	95	109	(13)

Long-term Assets	1,019	971	5
. Related Parties	36	35	3
. Compulsory Deposits	151	155	(3)
. Deferred income taxes and social contributions	266	266	0
. Recoverable Taxes	427	412	4
. Marketable Securities	34	31	9
. Others	104	71	47

Fixed Assets	8,655	8,592	1
.Investments	1,307	1,321	(1)
.Plant, property and equipment	5,133	4,982	3
.Deferred	2,215	2,289	(3)

Total Assets	14,912	15,512	(4)

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2005	06/30/2005	Var. (%)
	(A)	(B)	(A)/(B)

Current	3,785	3,824	(1)
. Suppliers	2,679	2,703	(1)
. Short-term loans	796	786	1
. Advances on export facilities	0	0	-
. Salaries and social charges	86	64	35
. Proposed dividends/interest attributable to shareholders	2	2	0
. Income Tax Payable	12	15	(20)
. Taxes payable	152	136	12
. Advances from Clients	18	63	(72)
. Others	40	55	(28)

Long-term Liabilities	5,960	6,568	(9)
. Related Parties	0	0	-
. Long-term loans	4,293	4,934	(13)
. Taxes payable	1,362	1,339	2
. Others	305	295	3

Deferred Income	80	81	(1)

Minority Interest	171	169	1

Shareholders' Equity	4,916	4,869	1
. Capital	3,403	3,403	0
. Capital Reserves	392	392	0
. Treasury Shares	(15)	(15)	0
. Profit reserve	455	455	0
. Retained Earnings (Losses)	681	634	7

Total Liabilities and Shareholders' Equity	14,912	15,512	(4)

1-Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT III
Braskem S.A.
Consolidated Cash Flow(1)
(R$ million)

	3Q05	2Q05	3Q04	9M05	9M04
Cash Flow	(A)	(B)	(C)	(E)	(D)

Net Income for the Period	48	428	496	681	204
Expenses (Revenues) not affecting Cash	227	19	(8)	632	1,277
Depreciation and Amortization	177	212	184	579	513
Equity Result	(4)	(45)	(49)	(77)	(64)
Interest, Monetary and Exchange Restatement, Net	32	(243)	(163)	(13)	797
Minority Interest	(0)	(3)	5	1	17
Others	22	99	15	142	15
Adjusted Profit (Loss) before cash financial effects	274	447	489	1,313	1,482
Asset and Liabilities Variation, Current and Long Term	(198)	357	329	337	257
Asset Decutions (Additions)	(183)	173	(117)	(148)	(217)

Marketable Securities	(2)	0	(4)	(2)	30
Account Payable	(151)	260	(285)	(140)	(480)
Recoverable Taxes	(58)	(66)	86	(147)	197
Inventories	(9)	(85)	(6)	(12)	(130)
Advances Expenses	19	5	14	38	67
Dividends Received	43	65	39	155	83
Other Account Receivables	(25)	(5)	34	(41)	16
Derivatives Fair Value	0	0	4	0	0
Liabilities Additions (Reductions)	(15)	184	446	486	475

Suppliers	(24)	256	360	501	715
Advances to Clients	(46)	11	(44)	(18)	(187)
Fiscal Incentives	0	17	38	48	41
Taxes and Contributions	7	(54)	87	(20)	141
Other Account Receivables	49	(47)	6	(26)	(235)
Cash resulting from operating activities	77	804	818	1,650	1,739
Investment Activities	(314)	(193)	(185)	(630)	(647)
Sale fo Fixed Assets	0	0	0	(0)	2
Investment Allocation	(43)	0	0	(59)	(15)
Fixed Assets Allocation	(197)	(138)	(70)	(411)	(162)
Deferred Assets Allocation	(74)	(55)	(116)	(160)	(472)
Subsidiaries and Affiliated Companies, Net	4	(101)	(12)	(150)	(38)
Financing Activities	(647)	547	989	(648)	1,791
Inflows	317	1,225	2,007	1,818	5,197
Amortization and Paid Interest	(963)	(489)	(1,020)	(2,257)	(3,402)
Dividend/Interest attributable to Shareholders	(0)	(189)	2	(209)	(4)

Cash and Cash Equivalents Increase (Reduction)	(880)	1,058	1,609	222	2,845
Cash and Cash Equivalents at the beginning of period	2,820	1,763	1,775	1,718	539
Cash and Marketable Securities at the end of period	1,940	2,820	3,384	1,940	3,384

1-Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT IV

Braskem S.A.

Consolidated Net Revenue by Business Unit(1)
(R$ million)

Business Units	3Q05	2Q05	3Q04	Var%	Var%	9M05	9M04	Var%
(R$ milhões)	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Domestic Market	2,258	2,273	2,595	(1)	(13)	6,910	6,421	8
Basic Petrochemicals	996	1,087	1,137	(8)	(12)	3,078	2,704	14
Polyolefins	740	683	854	8	(13)	2,232	2,118	5
Vynils	391	385	451	1	(13)	1,205	1,191	1
Business Development	131	118	154	11	(15)	395	408	(3)

External Market	540	612	767	(12)	(30)	1,849	1,825	1
Basic Petrochemicals	223	267	548	(17)	(59)	804	1,198	(33)
Polyolefins	251	231	151	9	66	776	444	75
Vynils	41	80	53	(49)	(23)	185	143	30
Business Development	26	34	15	(24)	73	83	40	108

Total Net Revenue	2,798	2,885	3,362	(3)	(17)	8,759	8,246	6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer